Filed by Nanogen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

Nanogen – Epoch Biosciences Merger

Frequently Asked Questions

Q:	What are the terms of the merger?

A:	This is a stock for stock merger. There are approximately 29 million Epoch shares and share equivalents outstanding that will each be exchanged for a fraction of a Nanogen share at closing. Under terms of the merger, Nanogen has agreed to an offer price of $2.00 per Epoch share, representing a 30% premium over the average closing price of Epoch’s shares for the 20 trading days ending on September 1, 2004. Epoch shareholders will receive a number of Nanogen shares based on an exchange ratio determined by dividing the offer price of $2.00 per share by Nanogen’s issue price as calculated at closing. Nanogen’s issue price will be calculated based on the average closing price of Nanogen’s shares for the 20 trading days ending on and including the third trading day prior to the closing. The companies have agreed that the exchange ratio will be within the range of 0.4673 and 0.6329 of one Nanogen share.

Q:	How much is Nanogen paying to purchase Epoch?

A:	The actual amount that Nanogen will pay for each share of Epoch will be determined by multiplying the exchange ratio by Nanogen’s share price at closing. The total amount of the transaction and the ownership in the merged company of Epoch shareholders will not be fixed until the closing of the transaction.

Q:	Why have the two companies decided to merge?

A:	Nanogen is seeking to grow its business in both the genetic and proteomic testing markets. Consistent with that objective, the company has been focused on acquiring products and technologies that can have an immediate impact on revenues. While Epoch has an established market presence in genomic testing, growth of its business should accelerate with an established marketing and sales infrastructure and access to greater capital resources. The merger complements both companies’ product focus. Epoch provides immediate revenue growth to Nanogen and Nanogen provides an existing sales force, a customer support unit and a healthy cash position of approximately $60 million as of June 30, 2004.

Q:	What does the Epoch shareholder get in this transaction?

A:	At closing, Epoch shareholders will exchange their Epoch shares for a number of Nanogen shares as determined by the exchange ratio. They can also benefit from enhanced liquidity and confidence gained by knowing Epoch’s high-quality products will be marketed by a company with an established sales force and necessary capital resources.

Q:	Will the Nanogen stock received by Epoch shareholders be registered stock or will it be restricted?

A:	The stock will be registered with the SEC and, except in specific circumstances, will be tradable.

Q:	When will the transaction close?

A:	The transaction requires the approval of shareholders of both companies among other customary closing conditions. It is expected that the transaction will close by the end of 2004.

Q:	What is Epoch and what business is it in?

A:	Epoch is a biotechnology company that develops technologies and makes products to help scientists, clinicians and physicians worldwide perform genetic testing. Epoch develops patented molecular tools that improve the output of genetic analysis systems and that are compatible with many of the systems currently in use by research institutions, clinical labs, biotechs and pharmaceutical companies.

Q:	What are Epoch’s products?

A:	Epoch offers its worldwide customers the MGB Eclipse™ Probe Systems for genetic research and diagnostic applications. The MGB Eclipse™ Online Design product consists of online software to design real-time PCR assays for all types of genetic analysis, including gene expression, SNP and mutation detection, and identification of infectious organisms. With its MGB Eclipse™ by Design service, Epoch designs and validates assays for biotechnology and pharmaceutical research labs. For clinical laboratories, Epoch offers a broad portfolio of MGB Eclipse™ Detection Reagents, which are DNA probe and primer technologies that are compatible with real-time PCR instrument systems. These are available as pre-optimized reagents for detecting molecular targets associated with disease. Twenty-one of these products were just launched in July, and include reagents for detecting infectious diseases and mutations associated with cancer, drug toxicity, cardiovascular and genetic diseases. Epoch also sells fluorescent dyes, quencher, modified bases and other proprietary technologies.

Q:	Does Epoch sell all of its products or does it license them to other companies?

A:	Epoch markets its products worldwide directly and through distributors to end-users in the research, clinical diagnostic and industrial markets. Epoch also licenses its technologies to leading companies such as Applied Biosystems, Celera Diagnostics and QIAGEN for incorporation into their products. These companies also purchase chemical intermediates from Epoch to incorporate into their products. Epoch works with a number of distributors in the U.S., Europe, and Japan, including QIAGEN, Glen Research, Eurogentec and Takara Bio.

Q:	What type of partnerships does Epoch have?

A:	Epoch collaborates with ARUP Laboratories to develop MGB Eclipse Detection Reagents for the diagnosis of infectious diseases. Specialty Laboratories applies Epoch’s technology to determine whether abnormal cells remain in an individual’s bloodstream following therapy to eradicate leukemia. The National Cancer Institute’s Cancer Genome Anatomy Project selected the MGB Eclipse by Design service to provide researchers validated genotyping assays to identify the SNPs listed in the SNP500 Cancer database.

Q:	How does Epoch fit into Nanogen’s business?

A:	Both companies are focused on developing and commercializing in vitro diagnostic products that provide physicians information to predict and diagnose disease. Epoch’s product line based on its MGB Eclipse™ Probe Systems complements Nanogen’s NanoChip® Molecular Biology Workstation and ASRs in the research and clinical lab markets.

Q:	What do you expect Epoch’s contribution to be for Nanogen’s business?

A:	Epoch will bring short-term positive cash flow results to Nanogen, as well as expand Nanogen’s molecular diagnostics offerings to clinical labs and research customers. Additionally, some of Epoch’s technology will be incorporated into the Nanogen microarray products.

Q:	Both companies offer ASRs for molecular diagnostics. Are these product offerings redundant? How do they differ?

A:	Epoch’s products are complementary to Nanogen’s and are used by many of the same research and clinical lab customers. Epoch’s ASRs are designed to be run on real-time PCR instruments such as Roche’s LightCycler or Applied Biosystems’ 3000 series for real-time amplification and quantitation of samples. Nanogen’s ASRs utilize the NanoChip microarray for more complex analysis of multiple markers. The increased menu of products will allow Nanogen to offer a broader suite of solutions to its current and targeted customers.

Q:	Will both companies’ current products be available to customers and partners?

A:	The plan is for the combined company to continue to support all of the product and technology offerings.

Q:	How will Nanogen operate this new business after closing?

A:	Epoch’s organization and operations will be incorporated into Nanogen’s genetic diagnostic business. Nanogen plans to maintain Epoch’s research and development and reagent manufacturing operations at its Bothell facility.

Q:	Does this acquisition increase Nanogen’s cash burn rate?

A:	Epoch’s operations are expected to be cash flow positive to Nanogen after the operations are integrated.

Q:	How many employees will be added to Nanogen from this merger?

A:	An integration group with representatives of Nanogen and Epoch will be formed in the near future that will be chartered to review the needs of both organizations and make final recommendations on organizational structure and staffing levels.

Additional Information and Where to Find It

In connection with the merger of Nanogen, Inc. (“Nanogen”) and Epoch Biosciences (“Epoch”), Nanogen will file a registration statement on Form S-4, which will include a prospectus of Nanogen and a joint proxy statement for each of Nanogen’s and Epoch’s special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by Nanogen and Epoch with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by Nanogen with the Securities and

Exchange Commission may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement (when available) and other documents filed by Epoch with the Securities and Exchange Commission may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.

Nanogen and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from Nanogen’s and Epoch’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, will be set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the Nanogen corporate secretary.

Epoch and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from Epoch’s and Nanogen’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, will be set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the Epoch corporate secretary.

Forward Looking Statement

This document contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of Nanogen and Epoch, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) whether patents owned or licensed by Nanogen will be developed into products; (b) whether Nanogen’s NanoChip® System can be successfully further commercialized and whether other products under development by Nanogen and Epoch can be successfully developed and commercialized; and (c) both companies’ ability to obtain regulatory approvals for their products. Additional information relating to the uncertainty affecting the businesses of Nanogen and Epoch is contained in the respective filings of Nanogen and Epoch with the SEC. Neither Nanogen nor Epoch is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into Nanogen’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

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